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Form 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 20, 2003

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ☐	No ☒

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-    ]

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION (Registrant)
Date: May 20, 2003	By:	/s/ PADDY RENNIE
Paddy Rennie Counsel and Head of Legal Group Treasury

Index to Exhibits

        The information contained in the Exhibit to this Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant's debt securities contained in the Registrant's Registration Statement on Form F-3 (File No. 333-10546), as such prospectus may be amended or supplemented from time to time.

Exhibit No.	Description
5.1	Opinion of Debevoise & Plimpton
5.2	Opinion of Allens Arthur Robinson
99.1	Form of Supplemental Indenture

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SIGNATURES